Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
Nov 8, 2010	NYSE:SLW

SILVER WHEATON REPORTS RECORD QUARTERLY EARNINGS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) is pleased to announce its unaudited results for the third quarter ended September 30, 2010.

THIRD QUARTER HIGHLIGHTS

  Net earnings more than doubled to a record US$69.2 million (US$0.20 per share), compared with US$33.6 million (US$0.11 per share) in 2009.

  Operating cash flows increased 55% to US$70.5 million (US$0.20 per share)1, compared with US$45.4 million (US$0.14 per share)1 in 2009.

  Record attributable silver equivalent production of 5.9 million ounces (5.5 million ounces of silver and 7,000 ounces of gold), representing an increase of 41% over the comparable period in 2009.

  Silver equivalent sales of 4.7 million ounces (4.3 million ounces of silver and 7,100 ounces of gold), lagging production for the quarter due primarily to the build-up of concentrate inventory as the Peñasquito mine ramps up production, as well as timing of concentrate shipments from the Yauliyacu and Campo Morado mines.

  As at September 30, 2010, approximately 2.2 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

  Total cash costs1 of US$4.09 per silver equivalent ounce, compared with US$4.08 per ounce in 2009.

  Cash operating margin1 increased 42% compared to 2009, to a record US$15.72 per silver equivalent ounce, while average silver prices over the same period increased by 29%.

  Goldcorp Inc. announced that its world-class gold-silver-lead-zinc Peñasquito mine achieved commercial production during the quarter with peak throughput rates as high as 105,000 tonnes per day. The ramp up to full production capacity of 130,000 tonnes per day is anticipated by early 2011. Annual production attributable to Silver Wheaton from the mine is expected to average approximately 7 million ounces of silver over the estimated 22 year mine life.

[1] Refer to discussion on non-GAAP measures at the end of this press release.

  Barrick Gold Corp.’s world-class gold-silver Pascua-Lama project remains on track to enter production in the first quarter of 2013, with detailed engineering and procurement nearing completion and earthworks underway. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first five years of operation, Silver Wheaton’s attributable silver production is expected to average 9 million ounces annually.

  Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, which was set to expire in 2029, has been extended to life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029, and a payment of US$0.50 per ounce for any shortfall below 215 million cumulative silver ounces delivered to Silver Wheaton by the end of 2031. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

“Silver Wheaton had record production in the quarter, anchored by the continued successful ramp up of one of our cornerstone growth assets, Goldcorp’s world-class Peñasquito mine in Mexico,” said Peter Barnes, Chief Executive Officer of Silver Wheaton. “Peñasquito reached commercial production during the quarter and expects to achieve full production capacity in early 2011, in what promises to be another year of significant production growth for Silver Wheaton.”

“While quarterly sales were lower than production, due in part to the build-up of concentrate inventory as Peñasquito ramps up production, as well as the timing of shipments from the Yauliyacu and Campo Morado mines, we still achieved record earnings. Increased shipments in the fourth quarter are expected to make up for the sales shortfall and we remain on track to meet production guidance of 23.5 million silver equivalent ounces in 2010, growing to approximately 40 million ounces by 2013.”

“In an environment of continued economic uncertainty, investment demand for silver remains very strong, and silver prices approached 30 year highs in the quarter. This resulted in record cash operating margins of US$15.72 per ounce, generating strong free cash flows to fund future growth.”

“Lastly, during the quarter, Goldcorp finalized the sale of its San Dimas mine to Primero Mining, an emerging mid-tier gold producer. In conjunction with this, Silver Wheaton amended its silver purchase agreement, which continues to provide Silver Wheaton with a Goldcorp guarantee, extends the agreement from a fixed term to life-of-mine and, most importantly, incentivizes Primero Mining to increase silver production at this high-quality, low-cost, mine. San Dimas remains a key asset within our portfolio and we are confident that the amended silver purchase agreement will create additional long term value for our stakeholders.”

This earnings release should be read in conjunction with Silver Wheaton’s unaudited MD&A and Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

A conference call will be held Tuesday, November 9, 2010, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1- 888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	15809030
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1- 800-642-1687
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	15809030
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production, based upon its current agreements, is 22.0 million ounces of silver and 28,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase significantly to approximately 40 million silver equivalent ounces. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Consolidated Statement of Operations (unaudited)

	Three Months Ended September 30			Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2010	2009		2010	2009
Sales	$92,834		$69,767	$273,776		$148,742

Cost of sales	19,154		18,765	60,022		43,069
Depletion	12,505		13,164	41,416		26,170
	31,659		31,929	101,438		69,239
Earnings from operations	61,175		37,838	172,338		79,503

Expenses and other income
General and administrative [1]	4,947		3,906	18,260		12,917
Gain on mark-to-market of warrants held	(7,861)		-	(8,094)		(33)
Other	(360)		366	(164)		(496)
	(3,274)		4,272	10,002		12,388

Earnings before tax	64,449		33,566	162,336		67,115
Future income tax recovery	4,785		-	4,785		-
Net earnings	$69,234		$33,566	$167,121		$67,115
			0.11			0.23
Basic earnings per share	$0.20	$		$0.49	$
Diluted earnings per share	$0.20		$0.11	$0.48		$0.23
Weighted average number of shares outstanding
Basic	344,253		313,445	343,168		294,208
Diluted	350,361		317,431	348,469		297,936

1) Stock based compensation (a non-cash item) included in general and administrative	$1,306		$623	$6,431		$3,312

Consolidated Balance Sheets (unaudited)

	September 30	December 31
(US dollars in thousands - unaudited)	2010	2009

Assets
Current
Cash and cash equivalents	$255,189	$227,566
Accounts receivable	7,798	4,881
Other	924	1,027
	263,911	233,474

Long-term investments	155,122	73,747
Silver and gold interests	1,943,224	1,928,476
Other	1,368	1,527
	$2,363,625	$2,237,224

Liabilities
Current
Accounts payable	$1,398	$5,397
Accrued liabilities	4,606	4,578
Current portion of bank debt	28,560	28,560
Current portion of silver interest payments	145,317	130,788
	179,881	169,323

Long-term portion of bank debt	85,760	107,180
Long-term portion of silver interest payments	120,323	236,796
	385,964	513,299
Shareholders' Equity
Issued capital and contributed surplus	1,372,525	1,333,191
Retained earnings	510,955	343,834
Accumulated other comprehensive income	94,181	46,900
	605,136	390,734
	1,977,661	1,723,925
	$2,363,625	$2,237,224

Consolidated Statement of Cash Flows (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2010	2009	2010	2009

Operating Activities
Net earnings	$69,234	$33,566	$167,121	$67,115
Items not affecting cash
Depreciation and depletion	12,573	13,229	41,615	26,359
Stock based compensation	1,306	623	6,431	3,312
Gain on mark-to-market of warrants held	(7,861)	-	(8,094)	(33)
Future income tax recovery	(4,785)	-	(4,785)	-
Other	(1,251)	(338)	(879)	(148)
Change in non-cash operating working capital	1,269	(1,700)	(6,334)	(1,652)
Cash generated by operating activities	70,485	45,380	195,075	94,953

Financing Activities
Bank debt drawn down	-	140,200	-	140,200
Bank debt repaid	(7,140)	(7,140)	(21,420)	(234,920)
Shares issued	-	287,531	-	517,955
Share issue costs	-	(11,645)	(85)	(21,620)
Share purchase warrants exercised	5,017	10,345	6,022	10,508
Share purchase options exercised	8,579	4,200	26,881	5,789
Cash generated by financing activities	6,456	423,491	11,398	417,912

Investing Activities
Silver and gold interests	(144,465)	(213,819)	(158,176)	(218,466)
Acquisition of Silverstone Resources Corp., net of cash acquired	-	(261)	(201)	2,407
Long-term investments	(644)	-	(21,533)	-
Other	(10)	1,599	396	1,615
Cash applied to investing activities	(145,119)	(212,481)	(179,514)	(214,444)
Effect of exchange rate changes on cash and cash equivalents	471	(122)	664	(673)
(Decrease) increase in cash and cash equivalents	(67,707)	256,268	27,623	297,748
Cash and cash equivalents, beginning of period	322,896	48,590	227,566	7,110
Cash and cash equivalents, end of period	$255,189	$304,858	$255,189	$304,858

Results of Operations (unaudited)

					Three Months Ended September 30, 2010
	Ounces produced [3]	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [4]	Total depletion ($'s per ounce) [4]	Net earnings (loss)	Cash flow from (used in) operations

Silver
San Dimas	1,255	1,274	$25,613	$20.11	$4.04	$0.78	$19,471	$20,468
Zinkgruvan	508	635	12,680	19.95	4.04	1.72	9,021	9,522
Yauliyacu	633	87	1,548	17.79	3.98	3.47	900	1,202
Peñasquito	1,017	692	12,980	18.76	3.90	2.54	8,521	10,281
Minto	46	40	912	22.92	3.90	3.69	610	567
Cozamin	381	306	5,825	19.06	4.04	4.62	3,177	4,868
Barrick [5]	682	533	10,202	19.16	3.90	3.58	6,218	8,281
Other [6]	1,023	710	13,649	19.22	3.93	4.51	7,658	10,518
	5,545	4,277	$83,409	$19.51	$3.98	$2.53	$55,576	$65,707
Gold
Minto	6,961	7,127	$9,425	$1,323	$300	$237	$5,599	$5,972
Silver Equivalent [7]	5,947	4,688	$92,834	$19.81	$4.09	$2.67	$61,175	$71,679
Corporate							8,059	(1,194)
	5,947	4,688	$92,834	$19.81	$4.09	$2.67	$69,234	$70,485

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Certain production figures are based on management estimates.
4)	Refer to discussion on non-GAAP measures.
5)	The ounces produced and sold during the third quarter of 2010 include 250,000 ounces received from Goldcorp, in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
6)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
7)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
8)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

					Three Months Ended September 30, 2009
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [3]	Total depletion ($'s per ounce) [3]	Net earnings (loss)	Cash flow from (used in) operations

Silver
San Dimas	1,232	1,234	$18,886	$15.30	$4.02	$0.65	$13,120	$13,925
Zinkgruvan	415	433	6,861	15.85	4.02	1.78	4,350	4,415
Yauliyacu	750	698	10,600	15.19	3.94	3.47	5,426	7,849
Peñasquito	165	190	2,691	14.15	3.90	2.36	1,502	1,950
Minto	46	68	1,043	15.29	3.90	4.48	472	794
Cozamin	366	384	5,736	14.94	4.00	4.72	2,389	4,229
Barrick [4]	223	187	3,008	16.07	3.90	3.46	1,631	2,278
Other [5]	783	780	11,369	14.56	3.91	3.95	5,224	7,398
	3,980	3,974	$60,194	$15.14	$3.97	$2.59	$34,114	$42,838
Gold
Minto	3,698	9,953	$9,573	$962	$300	$288	$3,724	$5,330
Silver Equivalent [6]	4,213	4,600	$69,767	$15.16	$4.08	$2.86	$37,838	$48,168
Corporate							(4,272)	(2,788)
	4,213	4,600	$69,767	$15.16	$4.08	$2.86	$33,566	$45,380

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
5)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

						Nine Months Ended September 30, 2010
	Ounces produced [3]	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [4]	Total depletion ($'s per ounce) [4]	Net earnings (loss)	Cash flow from (used in) operations

Silver
San Dimas	3,571	3,556	$66,463	$18.69	$4.04	$0.78	$49,308	$52,099
Zinkgruvan	1,373	1,446	26,964	18.64	4.04	1.72	18,635	19,578
Yauliyacu	2,062	1,185	21,372	18.04	3.98	3.47	12,545	16,662
Peñasquito	2,337	1,772	32,466	18.32	3.90	2.54	21,050	25,556
Minto	157	133	2,562	19.19	3.90	3.69	1,549	1,795
Cozamin	1,068	999	18,226	18.26	4.03	4.62	9,590	14,524
Barrick [5]	2,159	2,043	36,942	18.08	3.90	3.54	21,749	25,896
Other [6]	3,099	2,214	40,635	18.35	3.92	4.38	22,254	31,935
	15,826	13,348	$245,630	$18.40	$3.97	$2.69	$156,680	$188,045
Gold
Minto	24,665	23,321	$28,146	$1,207	$300	$235	$15,658	$19,357
Silver Equivalent [7]	17,395	14,826	$273,776	$18.47	$4.05	$2.79	$172,338	$207,402
Corporate							(5,217)	(12,327)
	17,395	14,826	$273,776	$18.47	$4.05	$2.79	$167,121	$195,075

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Certain production figures are based on management estimates.
4)	Refer to discussion on non-GAAP measures.
5)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
6)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

					Nine Months Ended September 30, 2009
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [3]	Total depletion ($'s per ounce) [3]	Net earnings (loss)	Cash flow from (used in) operations

Silver
San Dimas	3,819	3,840	$52,990	$13.81	$4.02	$0.71	$34,817	$37,553
Zinkgruvan	1,356	1,353	19,023	14.06	4.02	1.78	11,175	12,793
Yauliyacu	2,359	1,987	26,881	13.53	3.93	3.47	12,184	19,082
Peñasquito	487	455	6,106	13.42	3.90	2.35	3,260	4,331
Minto	83	67	1,036	15.31	3.90	4.48	469	808
Cozamin	628	597	8,671	14.53	4.00	4.70	3,479	7,617
Barrick [4]	223	187	3,008	16.07	3.90	3.46	1,631	2,278
Other [5]	2,092	1,584	21,319	13.44	3.91	4.03	8,715	14,883
	11,047	10,070	$139,034	$13.80	$3.97	$2.31	$75,730	$99,345
Gold
Minto	10,521	10,098	$9,708	$961	$300	$288	$3,773	$5,522
Silver Equivalent [6]	11,708	10,708	$148,742	$13.89	$4.02	$2.44	$79,503	$104,867
Corporate							(12,388)	(9,914)
	11,708	10,708	$148,742	$13.89	$4.02	$2.44	$67,115	$94,953

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
5)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Non-GAAP Measures

Silver Wheaton has included, throughout this press release, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share and cash operating margin. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Cash operating margin is defined as the realized selling price less total cash cost per silver equivalent ounce. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended September 30, 2010, the Company’s total cash costs, which were equivalent to the Company’s cost of sales in accordance with GAAP, were $3.98 per ounce of silver and $300 per ounce of gold (2009 – $3.97 per ounce of silver and $300 per ounce of gold).

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com